Exhibit 4.3

EXECUTION VERSION

SHAREHOLDER AGREEMENT

AMONG

Alan Kestenbaum,

AK Family Investments LLC

AND

Ferroglobe PLC

Dated as of December 23, 2015

i

SCHEDULES

SCHEDULE I	Percentage Interest

ii

SHAREHOLDER AGREEMENT (as it may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of December 23, 2015, among Alan Kestenbaum (“AK”) and AK Family Investments LLC, a Delaware limited liability company (the “AK Affiliate”, and together with AK, collectively, the “AK Group”), on the one hand, and Ferroglobe PLC, a public limited company incorporated under the laws of England (“Holdco”), on the other hand.

WHEREAS, on the Effective Date, Holdco issued Shares to the AK Group pursuant to the Business Combination Agreement;

WHEREAS, at the Effective Time (as defined in the Business Combination Agreement) AK is expected to enter into a gain recognition agreement pursuant to U.S. Treasury Regulations Section 1.367(a)-8 with respect thereto (the “Gain Recognition Agreement”); and

WHEREAS the parties hereto desire to enter into this Agreement to govern certain rights, obligations and interests of the AK Group with respect to Holdco.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Certain Definitions

SECTION 1.01. Defined Terms. (a) In this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person. Notwithstanding the foregoing, (i) neither Holdco nor any Person Controlled by Holdco shall be deemed to be an “Affiliate” of the AK Group or of any Affiliate of the AK Group and (ii) neither the AK Group nor any Affiliate thereof shall be deemed to be an “Affiliate” of any other Shareholder or any Affiliate thereof by virtue of its Shares.

“Articles of Association” shall mean the Articles of Association of Holdco, as the same may be amended or supplemented from time to time.

“Business Combination Agreement” shall mean the Amended and Restated Business Combination Agreement among GSM, FA, Grupo VM, Holdco and Merger Sub, dated as of May 5, 2015, as amended on September 10, 2015 and November 11, 2015.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Contested Election for Directors” shall mean an election of directors at any annual general meeting of the members of the Company at which directors of the Company are to be elected and at which (i) one or more members of the Company (other than Grupo VM, its Affiliates or AK) nominates, in accordance with the Companies Act and Articles 21.1, 21.4 and

25.1(b) of the Articles of Association, and does not withdraw from nomination prior to the meeting, one or more persons for election as a director in opposition to the persons nominated for election by the Board of Directors in accordance with Section 3.01(c) of the Grupo VM Shareholder Agreement and (ii) such member or members of the Company (A) attends the annual general meeting, in person or by proxy, (B) votes (or shall have executed a deed providing that such member or members shall vote) all Shares beneficially owned by such member or members in favor of such persons nominated for election by such member or members, and (C) makes a material effort to solicit proxies in favor of such persons nominated for election by such member or members.

“Contract” shall mean, as to any Person, any contract, lease, easement, license, instrument or understanding to which the applicable Person is a party.

“Control” shall mean, as to any Person, the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares or other equity securities or as trustee or executor, by Contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

“Effective Date” shall mean the Closing Date (as defined in the Business Combination Agreement).

“equity security” shall have the meaning given to such term in Rule 405 under the Securities Act.

“Exchange” shall mean the stock exchange in which Holdco maintains its primary listing, and in all events will be the Nasdaq so long as listed thereon.

“Exchange Act” means the Securities Exchange of 1934, as amended, and the rules and regulations promulgated thereunder.

“FA” shall mean Grupo FerroAtlántica, S.A.U.

“Governmental Authority” shall mean any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Grupo VM” shall mean Grupo Villar Mir, S.A.U.

“Grupo VM Nominee” shall mean each director candidate nominated by Grupo VM for election at any meeting of Holdco shareholders called for the purpose of electing directors for, or to appoint persons to fill vacancies in, the Board of Directors in accordance with the Articles of Association and the Grupo VM Shareholder Agreement.

“Grupo VM Shareholder Agreement” shall mean the Shareholder Agreement between Grupo VM and Holdco, dated December 23, 2015.

“GSM” shall mean Globe Specialty Metals, Inc.

“IRS” shall mean the United States Internal Revenue Service.

“Law” shall mean any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Percentage Interest” shall mean, with respect to any Shareholder, the percentage of the total issued and outstanding Shares of Holdco owned by that Shareholder.

“Person” shall mean any individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholders” shall mean the shareholders of Holdco.

“Shares” shall mean Company Ordinary Shares (as defined in the Articles of Association).

“Tax Authority” shall mean a Governmental Authority (foreign or domestic) or any subdivision, agency, commission or authority thereof having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” shall mean any report, return (including information return), claim for refund, election, estimated Tax filing or declaration required to be supplied to any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority (whether payable directly or by withholding), including income, franchise, windfall or other profits, gross receipts, property, escheat or unclaimed property, sales, use, severance, net worth, capital stock, branch profits, customs duties, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, premium, minimum and alternative minimum, gains tax and license, registration and documentation fees, and any amounts imposed as a result of U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee, successor, by contract or otherwise.

“U.S. Treasury Regulations” shall mean the United States Treasury Regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section listed opposite such term:

Term	Defined in
“Agreement”	Preamble
“AK”	Preamble
“AK Affiliate”	Preamble
“AK Group”	Preamble
“Board of Directors”	Section 3.01(a)
“Executive Chairman”	Section 3.01(b)
“Gain Recognition Agreement”	Recitals
“Holdco”	Preamble
“Intended U.S. Tax Treatment”	Section 5.01(a)

SECTION 1.02. Other Definitional Provisions. (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(b) Any agreement, instrument, statute or regulation defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument, statute or regulation as from time to time amended, consolidated, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; references to a Person are also to its permitted successors and assigns.

ARTICLE II

Holdco

SECTION 2.01. Ownership; Shares. Schedule I sets forth the number of Shares the AK Group owns and its related Percentage Interest, as of the Effective Date.

ARTICLE III

Management and Operations of Holdco

SECTION 3.01. Board of Directors.

(a) Pursuant to the Business Combination Agreement, on the Effective Date, AK shall be appointed to the board of directors of Holdco (the “Board of Directors”); provided, AK was serving as chairman of the board of directors of GSM on the date prior to the Effective Date. Subject to the Articles of Association, from and after the Effective Time and for so long as AK is serving as the executive chairman of Holdco (the “Executive Chairman”), he shall be entitled to nomination for election as a director at any meeting of Holdco shareholders called for the purpose of electing directors.

(b) Except with respect to the election of directors (other than the Grupo VM Nominees) in a Contested Election for Directors that occurs from and after the fifth anniversary of the Effective Date, from and after the Effective Time and until such time as the aggregate Percentage Interest of the AK Group falls below 1%, the AK Group shall vote, in person or by proxy, its Shares at any meeting of the Holdco shareholders at which action is to be taken with respect to the election of directors to cause the election or reelection, as applicable, of the Grupo VM Nominees and any person nominated by the Board of Directors for any election of directors so long as such nominations are not in contravention of this Agreement, the Articles of Association or the Grupo VM Shareholder Agreement, and the AK Group shall not take any actions which are inconsistent with the intent and purpose of the foregoing or vote, in person or by proxy, in any manner that is inconsistent with the intent and purpose of the foregoing. In the case of a Contested Election for Directors that occurs from and after the fifth anniversary of the Effective Date, the AK Group may vote its Shares with respect to the election of directors (other than the Grupo VM Nominees) in any manner with respect to such Contested Election for Directors.

SECTION 3.02. Appointment of Executive Chairman. On the Effective Date, AK shall be appointed as the Executive Chairman. The Executive Chairman of the Board of Directors shall have the authority and responsibility set forth in the Articles of Association and as otherwise delegated or agreed by the Board of Directors from time to time.

ARTICLE IV

Representations and Warranties

SECTION 4.01. Representations and Warranties of the AK Group. The AK Group represents and warrants as of the date hereof as follows:

(a) Due Incorporation. The AK Affiliate is duly incorporated, registered and validly existing under the laws of the jurisdiction of its incorporation, and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. The AK Affiliate is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. Each of AK and the AK Affiliate has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Holdco, this Agreement constitutes the valid and binding obligations of each of AK and the AK Affiliate, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the certificate of incorporation, by-laws or other constitutive documents of the AK Affiliate; (ii) any instrument or Contract to which any of AK and the AK Affiliate is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of AK or the AK Affiliate to perform its obligations under this Agreement.

SECTION 4.02. Representations and Warranties of Holdco. Holdco represents and warrants as of the date hereof as follows:

(a) Due Incorporation. It is duly incorporated, registered and validly existing under the laws of England and has the power and lawful authority to own its assets and properties and to carry on its business as now conducted. It is duly licensed or qualified to do business in each jurisdiction in which it transacts business, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a material adverse effect on its consolidated financial condition or on its ability to perform its obligations under this Agreement.

(b) Authority to Execute and Perform Agreement. It has the full right, power, authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. Assuming the due execution and delivery by Grupo VM, this Agreement constitutes the valid and binding obligations of Holdco, enforceable in accordance with its terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization or moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of remedies may be limited by equitable principles of general applicability.

(c) No Conflicts. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereunder and the performance of this Agreement in accordance with the terms and conditions thereof, will not conflict with or result in the breach or violation of any of the terms or conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, (i) the Articles of Association as of the date of this Agreement; (ii) any instrument or Contract to which Holdco is a party or by or to which it or its assets or properties are bound or subject; or (iii) any statute or any regulation, order, judgment or decree of any Governmental Authority, except, in each case, for such breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of Holdco to perform its obligations under this Agreement.

ARTICLE V

Tax Matters

SECTION 5.01. AK Tax Covenants.

(a) AK will comply with all reporting and record-keeping requirements applicable to the Merger that are prescribed by the Code, the U.S. Treasury Regulations, or by forms, instructions, or other publications of the IRS. AK will not take any position on any federal, state or local income or franchise Tax Return, or take any other federal, state or local income or franchise tax reporting position that is inconsistent with (i) the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, and/or as a transaction described in Section 351(a) of the Code, and (ii) the Merger not resulting in gain being recognized because of the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdco following the Merger that does not enter into a “gain recognition agreement” under U.S. Treasury Regulations Section 1.367(a)-8 (the “Intended U.S. Tax Treatment”).

(b) If AK is treated as a “five-percent transferee shareholder” (within the meaning of U.S. Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdco following the Merger, AK will enter into the Gain Recognition Agreement, and will enter into subsequent “gain recognition agreements” with respect to any action or transaction undertaken by Holdco or any of its Affiliates at or after the Effective Time as required by U.S. Treasury Regulations Section 1.367(a)-8, and AK will comply with all filing requirements under U.S. Treasury Regulations Section 1.367(a)-8 to avoid recognizing gain under any such “gain recognition agreements.”

SECTION 5.02. Holdco Tax Covenants.

(a) Reporting Requirements. Holdco and each of its Affiliates will comply with all reporting and record-keeping requirements applicable to the Merger that are prescribed by the Code, the U.S. Treasury Regulations, or by forms, instructions, or other publications of the IRS. Except as required by Law, neither Holdco nor any of its Affiliates will take any position on any federal, state or local income or franchise Tax Return, or take any other federal, state or local income or franchise Tax reporting position that is inconsistent with the Intended U.S. Tax Treatment.

(b) Gain Recognition Agreement. Neither Holdco nor any of its Affiliates will take any action or engage in any transaction after Closing that would reasonably be expected to cause AK to incur any Tax as a result of having entered into the Gain Recognition Agreement or any subsequent “gain recognition agreement” under U.S. Treasury Regulations Section 1.367(a)-8.

(c) Duty to Notify. Holdco will notify AK of any action or transaction taken after Closing by Holdco or any of its Affiliates that would reasonably be expected to (i) cause AK to incur Tax under the Gain Recognition Agreement or any other “gain recognition agreement” under U.S. Treasury Regulations Section 1.367(a)-8 entered into as a result thereof, or (ii) require AK to enter into a new “gain recognition agreement.” Such notice shall describe any such action or transaction in sufficient detail to enable AK to comply with the requirements of any “gain recognition agreement” or with U.S. Treasury Regulations Section 1.367(a)-8 or any successor provision.

(d) Tax Information. Holdco shall provide AK with all information reasonably necessary for AK to comply with all Tax filing requirements, including with respect to the Gain Recognition Agreement and any subsequent “gain recognition agreements” entered into under U.S. Treasury Regulations Section 1.367(a)-8.

SECTION 5.03. Tax Records and Cooperation.

(a) Tax Records. After Closing, each of AK and Holdco shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to:

(i)	assist the other party in preparing any Tax Return which such other party is responsible for preparing and filing;

(ii)	cooperate fully in preparing for any audit of, or dispute with, a Tax Authority regarding any Tax Return relating to GSM or any of its Affiliates or the Merger, including, without limitation, any information reasonably available to the party providing the cooperation;

(iii)	make available to the other and to any Tax Authority as reasonably requested all information, records, and documents relating to any Tax applicable to GSM or any of its Affiliates or the Merger;

(iv)	provide timely notice to the other in writing of any pending or threatened Tax audit or assessment relating to the Merger or to GSM or any of its Affiliates for taxable years or periods for which the other may have a liability under this Agreement; and

(v)	furnish the other with copies of all correspondence received from any Tax Authority in connection with any audit, information request or assessment with respect to any such taxable year or period.

(b) Compliance. Holdco shall cause GSM to comply with the information gathering and reporting procedures set forth in U.S. Treasury Regulations Section 1.367(a)-3(c)(6) and shall cause GSM to attach the required statement to GSM’s timely filed United States federal income Tax Return for the taxable year in which the Merger occurs.

(c) Expenses. In the case of the provision of assistance, information, documents or records pursuant to Section 5.03(a), the party requesting such assistance, information, documents or records shall bear the direct and indirect costs reasonably incurred by the other party in providing such assistance, information, documents or records.

SECTION 5.04. Indemnity and Administration.

(a) Indemnity. Holdco will indemnify and hold harmless AK on demand against any Taxes, losses, liabilities and costs which AK incurs arising out of or in connection with a breach by Holdco or any of its Affiliates of any covenant in this Article 5. At any subsequent time that AK recognizes for United States Federal income Tax purposes an actual cash benefit for the basis attributable to the gain which resulted in Holdco making payments under this Section 5.04, AK agrees to repay to Holdco the amount of such benefit recognized without regard to interest, penalties, fines, related liabilities and additions to Tax, provided that no such payments shall exceed the amount of actual cash Taxes which otherwise would have been due but for the actual cash benefit directly attributable to a payment made by Holdco under this Section 5.04.

(b) Notification. AK shall promptly notify Holdco in writing upon its receipt of notice of any pending or threatened audits, examinations or assessments which may affect the Taxes, losses, liabilities and costs for which Holdco would be required to indemnify AK pursuant to Section 5.04(a). AK’s failure to notify Holdco will not relieve Holdco of any liability it may have, except to the extent the defense of such claim is materially and irrevocably prejudiced by Holdco’s failure to give such notice.

(c) Timing of Holdco Payments. Holdco shall make any payments it is required to make under Section 5.04(a) as promptly as practicable and in any event shall make all such payments at least five (5) Business Days prior to the date on which AK is required to pay any Taxes, losses, liabilities or costs for which Holdco is required to indemnify AK pursuant to Section 5.04(a).

ARTICLE VI

Miscellaneous

SECTION 6.01. Term and Termination of Agreement. (a) This Agreement shall continue in full effect until the later of (x) AK is no longer Executive Chairman or (y) the aggregate Percentage Interest of the AK Group falls below 1%; provided that the provisions in Article V shall continue in effect no later than 60 days after the expiration of the statute of limitations for the AK tax return filed for the last Tax year covered by the Gain Recognition Agreement. Except as expressly set out in this Agreement, neither party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, and each party waives any rights of rescission or termination it may have.

(b) Upon termination of this Agreement pursuant to Section 6.01(a), each party to this Agreement shall release and discharge the other party from all claims or demands under or in connection with this Agreement, except that (i) Section 5.04 and this Article VI shall survive such termination and (ii) nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach (as defined in the Business Combination Agreement) by such party of any of its respective representations, warranties, covenants or other agreements set forth in this Agreement.

SECTION 6.02. Notices. (a) Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be given as follows:

If to Holdco, addressed to it at:

Ferroglobe PLC

c/o Globe Specialty Metals, Inc.

600 Brickell Avenue, Suite 1500

Miami, FL 33131

Tel: (786) 509-6900

Fax: (305) 704-8700

Attention: Chief Legal Officer

Email: slebowitz@glbsm.com

If to AK and/or the AK Affiliate, addressed to it at:

Alan Kestenbaum

c/o Globe Specialty Metals, Inc.

600 Brickell Avenue, Suite 1500

Miami, FL 33131

Tel: (786) 509-6900

Fax: (305) 704-8700

Email: akestenbaum@glbsm.com

(b) Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Section 6.02(a) and served: (i) by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address; (ii) by fax, in which case it shall be deemed to have been given when dispatched subject to confirmation of uninterrupted transmission by a transmission report; or (iii) by e-mail, in which case it shall be deemed to have been given when dispatched subject to confirmation of delivery by a delivery receipt, provided that in the case of sub-clauses (ii) and (iii) any notice dispatched other than between the hours of 9:30 a.m. to 5:30 p.m. on a business day (“Working Hours”) shall be deemed given at the start of the next period of Working Hours.

(c) Any party to this Agreement may notify the other parties of any change to its address or other details specified in Section 6.02(a) provided that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later.

SECTION 6.03. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of an arbitral tribunal or court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the arbitral tribunal or court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or (to the extent possible) to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such arbitral tribunal or court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

SECTION 6.04. Entire Agreement; Amendments and Waivers. This Agreement constitutes the complete, final and exclusive statement of the agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement, modification, rescission or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times, and no waiver of any of the provisions of this Agreement shall be deemed or shall constitute a continuing waiver unless otherwise expressly provided. The parties expressly acknowledge that they have not relied upon any prior agreements, understandings, negotiations and discussions, whether oral or written.

SECTION 6.05. Assignment. The AK Group shall not assign any of its rights under this Agreement, in whole or in part, to any Person, without first obtaining the prior written consent of Holdco, and any assignment in contravention hereof shall be null and void; provided, that the AK Group may assign this Agreement to an Affiliate in connection with a Permitted Transfer if such Affiliate executes a customary binding deed of adherence to this Agreement, in form and substance reasonably acceptable to Holdco. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

SECTION 6.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

SECTION 6.07. Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

SECTION 6.08. Governing Law; Consent to Jurisdiction.

(a) This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

(b) The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

(c) For the purposes of this Section 6.08, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

SECTION 6.09. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 6.10. Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of either party, the other party shall re-execute original forms thereof and deliver them to the requesting party. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

SECTION 6.11. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any courts of England or Wales or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any requirement under law to post a bond or other security or prove damages as a prerequisite to obtaining equitable relief.

SECTION 6.12. Process Agent. Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon the AK Group if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail)

to Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX (marked for the attention of Alan Kestenbaum) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its respective officers thereunto duly authorized on the date first above written.

/s/ Alan Kestenbaum
Alan Kestenbaum

AK Family Investments LLC

By:	/s/ Alan Kestenbaum
Alan Kestenbaum
Manager

[Signature Page to AK Shareholder Agreement]

Ferroglobe PLC

By:	/s/ Javier López Madrid
Name: Javier López Madrid
Title: Director

[Signature Page to AK Shareholder Agreement]

Schedule I

Shareholders	Number of Shares	Percentage Interest as of the Effective Date
AK	8,148,938	4.7%
AK Family Investments LLC	192,000	0.1%